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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D. C.  20549

                               SCHEDULE 13D/A-2

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)

                                EarthLink, Inc.
                               (Name of Issuer)

                         Common Stock, $.01 Par Value
                        (Title of Class of Securities)

                                  270321-10-2
                                (CUSIP Numbers)

                                Thomas A. Gerke
                              Sprint Corporation
                         2330 Shawnee Mission Parkway
                            Westwood, Kansas  66205
                                (913) 624-3326
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                  Copies to:

                              Bruce N. Hawthorne
                                King & Spalding
                             191 Peachtree Street
                            Atlanta, Georgia 30303
                                (404) 572-4600

                                August 16, 2001
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].
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                                 SCHEDULE 13D

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      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Sprint Corporation
      IRS Identification Number:  48-0457967

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS (See Instructions)
 4
      N/A
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      KANSAS
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                          SOLE VOTING POWER
                     7
    NUMBER OF             28,509,206 shares of common stock assuming the
                          conversion immediately following the Offering (as
     SHARES               defined herein) of 13,252,499 shares of Series A
                          Convertible Preferred Stock and 16,836,640 shares of
  BENEFICIALLY            Series B Convertible Preferred Stock held by Sprint
                          Corporation.
    OWNED BY       -----------------------------------------------------------
                          SHARED VOTING POWER
      EACH           8
                          0
   REPORTING
                   -----------------------------------------------------------
     PERSON               SOLE DISPOSITIVE POWER
                     9
      WITH
                          28,509,206 shares of common stock assuming the
                          conversion immediately following the Offering of
                          13,252,499 shares of Series A Convertible Preferred
                          Stock and 16,836,640 shares of Series B Convertible
                          Preferred Stock held by Sprint Corporation
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10
                          0
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      28,509,206 shares of common stock assuming the conversion immediately following the Offering of 13,252,499 shares of Series A Convertible Preferred Stock and 16,836,640 shares of Series B Convertible Preferred Stock held by Sprint Corporation.
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
12
      (See Instructions)
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      17.2% of common stock outstanding immediately following the Offering assuming the conversion of 13,252,499 shares of Series A Convertible Preferred Stock and 16,836,640 shares of Series B Convertible Preferred Stock held by Sprint Corporation immediately following the Offering.
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
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                                      -2-
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ITEM 1.  SECURITY AND ISSUER.

     This Amendment amends and supplements the Schedule 13D filed on March 3, 2000, as amended by Amendment No. 1 to the Schedule 13D filed on May 18, 2000 (as amended and supplemented, the "Schedule 13D"), of Sprint Corporation, a Kansas corporation ("Sprint"), with respect to the common stock, par value $ .01 per share (the "Common Stock"), of EarthLink, Inc., a Delaware corporation (the "Issuer"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND.

     The final paragraph of Item 2 of the Schedule 13D is amended and supplemented by adding the following at the end thereof:

     Information regarding the members of the Board of Directors of Sprint is set forth on Schedule I attached hereto, which Schedule is incorporated herein by reference. All of the members of the Board of Directors of Sprint are citizens of the United States. During the last five years, neither Sprint, nor, to the best knowledge of Sprint, any person named on Schedule I, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Item 2 of the Schedule 13D is further amended and supplemented by adding the following after the final paragraph (as amended by the language above):

     In February of 2001, Sprint and the Issuer amended and restated the agreements governing their commercial and governance arrangements. The Issuer continues to support a variety of Sprint-branded retail Internet services, such as Sprint's broadband services, and some of its web hosting services. The Issuer does this through a wholesale arrangement with Sprint. Sprint continues to sell EarthLink-branded dial up Internet access service, though Sprint may now, at its election, create a Sprint-branded dial-up service, using Issuer or competitors' components on a wholesale basis. Although Sprint may continue to use the EarthLink brand in these wholesale services, it is not required to do so. The Issuer is likewise released from any obligation to co-brand any of its services with the Sprint brand. Both companies have removed all exclusivity provisions from the relationship. Sprint is free to pursue relationships with other ISPs, and the Issuer is free to enter into commercial relationships with other telecommunications service providers. In addition, as Sprint had already delivered nearly three quarters of the subscribers required under the five year, 750,000 subscriber guarantee, the Issuer released Sprint from the remainder of this guarantee.

     In addition to these changes to the parties' commercial arrangements, Sprint and the Issuer amended the terms of their governance relationship pursuant to an Amended and Restated Governance Agreement, dated February 8, 2001, a copy of which is incorporated by reference as an exhibit hereto. Sprint no longer has the express right to acquire the Issuer pursuant to procedures specified in the original Governance Agreement. Sprint will continue to have the right to maintain its percentage of the Issuer's fully diluted equity ownership by purchasing shares on the market or from third parties in the event that its interest is diluted by issuance of voting securities in a financing, in an acquisition, or by the exercise of options or warrants or the conversion of convertible securities into voting stock. Sprint will, in most cases, have no other contractual rights to acquire securities from the Issuer. Sprint will have the right to receive notice and submit a competing offer to purchase all, but not less than all, of the Issuer's equity securities in the event a third-party seeks to acquire a controlling interest in the Issuer. In that case, the Issuer's Board is not contractually obligated to accept Sprint's counter-offer. Sprint has relinquished its right to appoint two members to the Issuer's Board of Directors. Sprint's representatives have resigned from their positions on the Board. This new governance arrangement terminates in the event that the Issuer consummates a change in control transaction with a third party, or if Sprint acquires all of the equity of the Issuer pursuant to a counter offer, or if Sprint's ownership of the Issuer's common and preferred equity falls below 5% of the total voting equity of the Issuer. In addition to these changes, the Stockholders Agreement has been terminated, pursuant to a Termination, Mutual Release and Waiver Agreement, dated February 8, 2001, a copy of which is incorporated by reference as an exhibit hereto. Therefore, Sprint no longer considers itself part of any actual or potential "group" in connection with its investment in the Issuer.

ITEM 4.  PURPOSE OF THE ACQUISITION.

     Item 4 of the Schedule 13D is hereby amended by adding the following at the end thereof:

     On August 16, 2001, each of the Issuer, Sprint and Credit Suisse First Boston Corporation (the "Underwriter") entered into an underwriting agreement (the "Underwriting Agreement"), a copy of which is incorporated by reference as an exhibit hereto. Pursuant to the Underwriting Agreement, Sprint agreed to sell to the Underwriter, at a closing on August 21, 2001, an aggregate of 16,000,000 shares of Common Stock (the "Firm Shares") for resale pursuant to the Issuer's Registration Statement on Form S-3, File No. 333-59456, and the related prospectus supplement, dated August 16, 2001, filed pursuant to Rule 424(b) of the Securities Act of 1933, as amended, at a public offering price of $12.50 per share, less an underwriting discount of $ .10 per share (the "Offering").

     The Underwriting Agreement also provided that, in connection with the Offering, Sprint granted to the Underwriter an option for up to 30 days to purchase up to an additional 2,400,000 shares of Common Stock (the "Option Shares") solely to cover over-allotments in connection with the sale of shares of Common Stock. The Underwriter exercised this option in full on August 17, 2001, and the closing of the sale of the Option Shares occurred simultaneously with that of the sale of the Firm Shares on August 21, 2001.

     Of the total of 18,400,000 shares of Common Stock sold to the Underwriter at the closing of the Offering on August 21, 2001, 5,887,668 shares of Common Stock were obtained by Sprint immediately prior to the Offering by converting, pursuant to Article Five of the Issuer's Certificate of Amendment of Certificate of Designations, Preferences and Rights of Series B Convertible Preferred Stock (the "Series B Stock"), as corrected, 6,213,630 shares of Series B Stock owned by Sprint.

     Sprint views itself as a financial investor in the Issuer. Accordingly, Sprint expects to monitor the market for the Issuer's stock to determine whether to continue to hold the Issuer's stock or whether to dispose of its remaining shares of the Issuer in an orderly manner in light of market conditions and subject to applicable legal and contractual restrictions.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a)-(b) Immediately following the Offering, Sprint was the beneficial owner of 13,252,499 shares of the Issuer's Series A Convertible Preferred Stock, par value $ .01 per share (the "Series A Stock") (100% of the outstanding Series A Stock ) and 16,836,640 shares of Series B Stock (100% of the outstanding Series B Stock). Following the date of issuance of shares of both the Series A Stock and the Series B Stock, the number of shares of Common Stock into which each share of Series A Stock or Series B Stock is convertible, respectively, increases as a result of dividends in the form of increases, at a rate of 3% per annum, in the liquidation value of each share of Series A Stock and Series B Stock. On June 5, 2003, each share of Series A Stock and Series B Stock will be convertible into one share of Common Stock. Following June 5, 2003, such increases will cease. The increase in the number of shares of Common Stock to be received by Sprint upon conversion of shares of Series A Stock or Series B Stock will be accelerated in the event of certain business combinations involving the Issuer or notice of an optional redemption by the Issuer. If the shares of Series A Stock and Series B Stock beneficially owned by Sprint were converted into Common Stock immediately following the Offering, the Series A Stock and Series B Stock beneficially owned by Sprint would have represented approximately 17.2% of the aggregate number of shares of Common Stock outstanding immediately following the Offering.

     (c) Except as disclosed in Item 4 of this Amendment to Schedule 13D, neither Sprint, nor to the best knowledge of Sprint, any of the persons listed in Schedule 1 hereto, have effected any transaction in the Common Stock of the Issuer within the last 60 days from the date hereof.

     (d)  Not applicable

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     Item 6 of the Schedule 13D is hereby amended by adding at the end thereof the disclosure set forth in Item 4 of this Amendment.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 7 of the Schedule 13D is hereby amended by adding the following exhibit:

     Exhibit 1 Amended and Restated Governance Agreement, dated February 8, 2001, among Sprint, Sprint Communications Company, L.P. ("Sprint LP"), the Issuer and EarthLink Operations, Inc. (incorporated by reference to Exhibit 99.2 to the Issuer's Form 8-K, dated February 8, 2001).

     Exhibit 2 Termination, Mutual Release and Waiver Agreement, dated February 8, 2001, among Sprint, Sprint LP and the Issuer (incorporated by reference to Exhibit 99.1 to the Issuer's Form 8-K, dated February 8, 2001).

     Exhibit 3 Underwriting Agreement, dated August 16, 2001, among Sprint, the Issuer and the Underwriter (incorporated by reference to Exhibit
                99.1 to the Issuer's Form 8-K, dated August 17, 2001).

     After reasonable inquiry and to my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  August 30, 2001.

                                    SPRINT CORPORATION

                                    By:    /s/ Thomas A. Gerke
                                    Name:  Thomas A. Gerke
                                    Title: Vice President, Corporate Secretary
                                           and Associate General Counsel

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                              DESCRIPTION

Exhibit 1 Amended and Restated Governance Agreement, dated February 8, 2001, among Sprint, Sprint Communications Company, L.P. ("Sprint LP"), the Issuer and EarthLink Operations, Inc. (incorporated by reference to Exhibit 99.2 to the Issuer's Form 8-K, dated February 8, 2001).

Exhibit 2 Termination, Mutual Release and Waiver Agreement, dated February 8, 2001 among Sprint, Sprint LP and the Issuer (incorporated by reference to Exhibit 99.1 to the Issuer's Form 8-K, dated
             February 8, 2001).

Exhibit 3 Underwriting Agreement, dated August 16, 2001, among Sprint, the Issuer and the Underwriter (incorporated by reference to Exhibit
             99.1 to the Issuer's Form 8-K, dated August 17, 2001).

                                   Schedule I
                    Board of Directors of Sprint Corporation

     The following table sets forth the names and addresses of the members of the Board of Directors of Sprint Corporation.


                            The Board of Directors
                            ----------------------

DuBose Ausley                                  Warren L. Batts
Sprint Corporation                             Sprint Corporation
2330 Shawnee Mission Parkway                   2330 Shawnee Mission Parkway
Westwood, Kansas 66205                         Westwood, Kansas 66205

William T. Esrey                               Irvine O. Hockaday, Jr.
Sprint Corporation                             Sprint Corporation
2330 Shawnee Mission Parkway                   2330 Shawnee Mission Parkway
Westwood, Kansas 66205                         Westwood, Kansas 66205

Ronald T. LeMay                                Linda Koch Lorimer
Sprint Corporation                             Sprint Corporation
2330 Shawnee Mission Parkway                   2330 Shawnee Mission Parkway
Westwood, Kansas 66205                         Westwood, Kansas 66205

Charles E. Rice                                Louis W. Smith
Sprint Corporation                             Sprint Corporation
2330 Shawnee Mission Parkway                   2330 Shawnee Mission Parkway
Westwood, Kansas 66205                         Westwood, Kansas 66205

Stewart Turley
Sprint Corporation
2330 Shawnee Mission Parkway
Westwood, Kansas 66205